Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Axcelis Technologies, Inc.’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2012	2013	2014	2015	2016

Pretax income (loss) from continuing operations	$(32,388)	$(16,104)	$(10,167)	$15,205	$11,024

Fixed charges:
Interest expense	$—	$457	$1,069	$4,976	$5,073
Amortized expenses related to indebtedness	$—	$35	$114	$170	$73
Interest portion of rental expense	$215	$200	$185	$190	$190
Total fixed charges	$215	$692	$1,368	$5,336	$5,336

Amortization of capitalized interest	$54	$54	$54	$54	$54
Earnings	$(32,119)	$(15,358)	$(8,745)	$20,595	$16,414

Ratio of earnings to fixed charges(A)	(B)	(B)	(B)	3.9	3.1

(A)       The ratio of earnings to fixed charges is defined as earnings divided by fixed charges.  For purposes of this ratio, earnings is defined as net income (loss) from continuing operations plus fixed charges.  “Fixed charges” means the sum of interest expense and an estimate of the interest portion of rental expense under operating leases.  Interest expense on uncertain tax positions is included in the Ratio of Earnings to Fixed Charges.

(B)       For the years ended December 31, 2012, 2013, and 2014, earnings were insufficient to cover fixed charges and therefore our coverage deficiency was $32.1 million, $15.4 million, and $8.7 million, respectively.